UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 394th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 02, 2021

1.   DATE, TIME AND PLACE: March 02, 2021, at 12:00 a.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 19, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: A call was made pursuant to the Company's Bylaws. The members of the Board of Directors of the Company, who sign these minutes, were present, therefore having a quorum under the terms of the Bylaws. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, was present as Secretary of the Meeting.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

4. AGENDA AND DELIBERATION: Initially, it was presented to the members of the Board of Directors a proposal for a transaction involving the signing of contracts with Caisse de Dépôt et Placement du Québec (“Investor”) and with Telefónica Infra, S.L.Unipersonal, a company based in Spain and under common control of the Company (“TEF Infra”) for the construction, development and operation of a neutral and independent wholesale fiber optic network (FTTH) in the Brazilian market through FiBrasil Infraestrutura e Fibra Ótica S.A. (“FiBrasil”).

As a preliminary step and before the closing of the Transaction, as defined below, will be transferred to FiBrasil by the Company certain assets (valued at book value), contracts and employees, all strictly related to FiBrasil's activities.

As for the shareholding structure of FiBrasil, after the closing of the Transaction and the implementation of all the steps provided for in the respective contracts, Telefônica Brasil will hold 25% of the share capital, TEF Infra will hold 25% of the share capital and the Investor will hold the remaining 50% of the share capital.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ nº 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 394th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 02, 2021

The relationship between the Company, TEF Infra and the Investor within the scope of Fibrasil will be regulated by Shareholders' Agreements, which will be entered into at the closing the Transaction.

The Transaction will allow the Company, TEF Infra and the Investor to concentrate, through FiBrasil, resources and expertise to develop and accelerate the expansion of the FTTH network to new locations. The Company will become a customer of FiBrasil to use its fiber optic network, under the terms of a Commercial Services Agreement.

The Transaction between TEF Infra and the Company will be carried out under commutative conditions, considering that they are equivalent to the conditions offered to the Investor, who presented the best proposal for the project, and that the value of the transaction was ratified by a fairness opinion prepared by a specialized company.

In this regard, the members of the Board of Directors attending the Meeting deliberated, as described below:

4.1. Approval of the Transaction, including the sale of part of the shares issued by Fibrasil held by the Company to TEF Infra and the Investor.

The members of the Board of Directors unanimously approved the proposal submitted, therefore authorizing the Company to, preliminarily, carry out the capital increase in FiBrasil, through which will be transferred by the Company certain assets (valued at book value), contracts and employees, to FiBrasil all strictly related to its activities. Subsequently, it was unanimously approved to carry out the transaction consisting of an investment by TEF Infra and the Investor in shares issued by FiBrasil, to be issued (primary component) and sold by the Company (secondary component).

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ nº 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 394th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 02, 2021

TEF Infra will acquire a 25% stake in the share capital of FiBrasil and the Investor will acquire a 50% stake in the share capital of FiBrasil through an advance payment to the Company, capital contributions in cash in FiBrasil, linked to the achievement of milestones over the years (number of HPs built) and an earn-out payment to the Company based on its take-up (“Transaction”). The terms of the Transaction represent a total investment to be paid by the Investor of up to R$1.8 billion (including payments to the Company and contributions to FiBrasil).

It is noted that the transaction between TEF Infra and the Company will be carried out under commutative conditions, equivalent to those offered to the Investor, and that the value of the transaction was ratified by a fairness opinion prepared by a specialized company.

To this end, the Board of Directors authorizes the Company's Executive Officers to take all necessary measures to complete the Transaction, under the approved terms and amounts, as per the material presented at the meeting, in particular the celebration of the Share Purchase and Investment Agreement, between the Company and the Investor, and the Share Purchase Agreement, between the Company and TEF Infra, as well as all other documents required for the Transaction, including, without limitation: (i) the respective contractual amendments by FiBrasil and related documents and (ii) any other document that is necessary for the implementation of the Transaction.

The Transaction is subject to the satisfaction of certain precedent conditions, among which, the obtaining of prior authorizations from the competent authorities, including the National Telecommunications Agency (ANATEL) and the Administrative Council for Economic Defense (CADE).

5. CLOSING: Since there was no other business to be treated, the Chairman of the Board of Directors declared that the meeting was closed and these minutes were drawn-up. São Paulo, March 02, 2021. (aa) Eduardo Navarro de Carvalho - Chairman of the Board of Directors. Board Members: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra e Sonia Julia Sulzbeck Villalobos. Secretary of the meeting: Breno Rodrigo Pacheco de Oliveira.

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TELEFÔNICA BRASIL S.A. Publicly-held Company CNPJ nº 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 394th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 02, 2021

I hereby certify that this is a faithful copy of the minutes of the 394th meeting of the Board of Directors of Telefônica Brasil S.A., held on March 2nd, 2021, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 2, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director